Exhibit 12.1

CENTERPLATE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2003	2004	2005	2006	2007

Income (loss) before income taxes	(10,755)	1,353	(8,441)	3,248	(3,506)
Add Fixed Charges:
Interest Expense	25,856	23,195	27,800	21,791	25,936
Amortization of loan costs	6,907	1,815	3,474	2,569	2,569
Interest factor in rents	788	787	924	886	984

Total earnings as defined	22,796	27,150	23,757	28,494	25,983

Fixed Charges:
Interest Expense	25,856	23,195	27,800	21,791	25,936
Amortization of loan costs	6,907	1,815	3,474	2,569	2,569
Interest factor in rents	788	787	924	886	984

	33,551	25,797	32,198	25,246	29,489

Ratio of Earnings to Fixed Charges		1.1	—	1.1	—
Deficiency in the coverage of fixed charges	(10,755)	—	(8,441)	—	(3,506)